SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (a) AND
AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (a)

(Amendment No. 1)

Edgewise Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

28036F105

(CUSIP Number)

Dale Holladay

c/o U.S. Venture Partners

1460 El Camino Real, Suite 100

Menlo Park, CA 94025

COPY TO:

Christine Wichrowski, Esq.

c/o Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

500 Allerton Street, Redwood City, California 94063

(650) 321-2400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 25, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in the cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 28036F105	13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). U.S. Venture Partners XI, L.P. (“USVP XI”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER. 0 shares.
	8	SHARED VOTING POWER See response to row 7.
	9	SOLE DISPOSITIVE POWER 0 shares.
	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	0.0%
14	TYPE OF REPORTING PERSON (See Instructions)	PN

CUSIP No. 28036F105	13D	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Presidio Management Group XI, L.L.C. (“PMG XI”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares.
	8	SHARED VOTING POWER See response to row 7.
	9	SOLE DISPOSITIVE POWER. 0 shares.
	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	0.0%
14	TYPE OF REPORTING PERSON (See Instructions)	OO

CUSIP No. 28036F105	13D	Page 4 of 7 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Casey M. Tansey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	US
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER. 15,625 shares.
	8	SHARED VOTING POWER. 0 shares.
	9	SOLE DISPOSITIVE POWER. 15,625 shares.
	10	SHARED DISPOSITIVE POWER. 0 shares.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	15,625
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	0.0%
14	TYPE OF REPORTING PERSON (See Instructions)	IN

CUSIP No. 28036F105	13D	Page 5 of 7 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Jonathan D. Root
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	US
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER. 15,625 shares.
	8	SHARED VOTING POWER. 0 shares.
	9	SOLE DISPOSITIVE POWER. 15,625 shares.
	10	SHARED DISPOSITIVE POWER. 0 shares.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	15,625
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	0.0%
14	TYPE OF REPORTING PERSON (See Instructions)	IN

CUSIP No. 28036F105	13D	Page 6 of 7 Pages

ITEM 1.	SECURITY AND ISSUER.

This Amendment No. 1 supplements and amends the Schedule 13D that was originally filed on March 30, 2021 (this “Original Schedule 13D”) relating to the common stock, par value $0.0001 per share (the “Common Stock”), of Edgewise Therapeutics, Inc., a Delaware corporation (the “Company”), and is being filed to report the distribution of the Common Stock of the Company held by certain of the Reporting Persons to certain of the partners of certain of the Reporting Persons. Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13D remain unchanged. Capitalized terms not defined in this Amendment No. 1 have the meanings ascribed to them in the Original Schedule 13D. The Company’s principal executive offices are located at 3415 Colorado Ave., Boulder, Colorado 80303. Information given in response to each item shall be deemed incorporated by reference in all other items as applicable.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 is hereby amended to add the following statements:

On February 25, 2022, USVP XI distributed 3,473,543 shares of Common Stock of the Company in a pro rata in-kind distribution to its respective partners.  On February 25, 2022, the closing price of the Common Stock on the New York Stock Exchange was $13.00 per share.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a,b)    Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 8 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 9 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 10 of the cover page of each Reporting Person. The percentage listed in Row 13 for each Reporting Person was calculated based upon 49,575,689 outstanding shares of common stock outstanding as disclosed by the Company in its Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on May 11, 2022.

(c)       Except as set forth in Item 3 above, the Reporting Persons have not effected any transaction in the common stock of the Issuer during the past 60 days.

On February 25, 2022, USVP XI distributed 3,473,543 shares of Common Stock of the Company in a pro rata in-kind distribution to its respective partners.  On February 25, 2022, the closing price of the Common Stock on the New York Stock Exchange was $13.00 per share.

(d)       Under certain circumstances set forth in the limited partnership agreement of USVP XI and the limited liability company agreement of PMG XI, the partners and the members of each of such entities, as applicable, may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or member.

(e)       The Reporting Persons ceased to be beneficial owners of more than five percent of the Issuer’s Common Stock on February 25, 2022.

CUSIP No. 28036F105	13D	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 31, 2023

PRESIDIO MANAGEMENT GROUP XI, L.L.C.

U.S. Venture Partners XI, L.P.		Jonathan D. Root
By Presidio Management Group XI, L.L.C.
Its General Partner		CASEY M. TANSEY

By:	/s/ Dale Holladay	By:	/s/ Dale Holladay
	Dale Holladay, Chief Financial Officer/Attorney-In-Fact for the above-listed entities		Dale Holladay, Attorney-In-Fact for the above-listed individuals